UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended June 30, 2004

Commission File Number: 333-98397

LINGO MEDIA INC.

______________________________________________________________

151 Bloor Street West, Suite 890, Toronto, Ontario Canada M5S 1S4

_______________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]          Form 40-F  [    ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]          No   [ X ]

LINGO MEDIA INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

(Unaudited)

June 30, 2004 and 2003

LINGO MEDIA INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

(Unaudited)

June 30, 2004 and 2003

INDEX

Consolidated Interim Balance Sheets

Consolidated Interim Statement of Deficit

Consolidated Statements of Operations

Consolidated Interim Statements of Cash Flows

Notes to Consolidated Interim Financial Statements

LINGO MEDIA INC.

CONSOLIDATED INTERIM BALANCE SHEETS

(Expressed in Canadian dollars)

(Unaudited)

	June 30, 2004	December 31, 2003

ASSETS

Current:
Cash	$ 5,950	$ 232,502
Accounts receivable, net (note 2)	817,476	528,092
Loan receivable	17,315	17,315
Prepaid expenses and other	16,667	16,667
Inventory	27,563	29,109
	884,971	823,685

Property and equipment, net	39,006	41,848
Development costs, net	771,555	706,672
Acquired publishing content, net	159,008	194,343
Software development costs, net	10,348	31,046

	$ 1,864,889	$ 1,797,594

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current:
Accounts payable	$ 285,117	$ 145,197
Accrued liabilities	17,775	32,048
	302,892	177,245

Shareholders’ equity:
Capital stock (note 3)
Authorized: Unlimited common shares and preferred shares with no par value
Issued: 23,959,770 common shares (December 31, 2003: 23,544,607)	3,357,703	3,341,875
Deferred stock-based compensation	(7,667)	(23,000)
Deficit	(1,788,040)	(1,698,526)
	1,561,996	1,620,349

	$ 1,864,888	$ 1,797,594

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA INC.

CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

(Expressed in Canadian dollars)

(Unaudited)

	For the six months ended June 30
	2004	2003

Deficit, beginning of period	$ (1,698,526)	$ (1,441,444)

Net loss for the period	(89,514)	(182,993)

Deficit, end of period	$ (1,788,040)	$ (1,624,437)

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA INC.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

(Expressed in Canadian dollars)

(Unaudited)

	For the three months ended June 30		For the six months ended June 30
	2004	2003	2004	2003

Revenue	$ 300,205	$ 268,492	$ 503,240	$ 493,124
Cost of sales	42,300	35,749	70,757	70,355
Margin	257,905	232,743	432,483	422,769

Expenses General and Administrative	166,616	200,970	300,359	370,366

Earnings (loss) before interest, taxes and amortization	91,290	31,773	132,125	52,403

Interest and other financial expenses	8,563	17,739	8,563	21,336
Amortization	71,638	61,370	143,452	144,180
Loss before income taxes	11,089	(47,336)	(19,890)	(113,113)

Income taxes	41,289	38,240	69,624	69,880

Loss for the period	$ (30,200)	$ (85,576)	$ (89,514)	$ (182,993)

Loss per share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.01)

Weighted average number of common shares outstanding	21,676,157	17,949,532	21,676,157	17,949,532

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA INC.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Expressed in Canadian dollars)

(Unaudited)

	For the three months ended June 30		For the six months ended June 30
	2004	2003	2004	2003

Cash flows provided by (used in):

OPERATIONS:
Loss for the period	$ (30,200)	$ (85,576)	$ (89,514)	$ (182,993)
Items not affecting cash:
Amortization of property and equipment	2,116	2,460	4,410	3,803
Amortization of development costs	33,838	22,560	67,676	67,677
Amortization of acquired publishing content	17,668	17,667	35,335	35,335
Amortization of software development costs	10,348	10,349	20,697	20,697
Amortization of deferred stock-based compensation	7,666	8,333	15,333	16,667
Change in non-cash balances related to operations:
Accounts receivable	(285,087)	(153,254)	(289,384)	(69,573)
Loan receivable	-	1,500	-	1,500
Prepaid expenses and other	-	41,698	-	(11,488)
Inventory	989	361	1,546	4,054
Accounts payable	152,873	61,712	139,920	58,901
Accrued liabilities	(20,023)	(19,467)	(14,273)	(14,090)
	(109,811)	(91,657)	(108,253)	(69,510)

FINANCING:
Issuance of capital stock	3,750	-	63,517	15,000
Share issue costs	-	-	(47,689)	-
Increase (decrease) in long-term debt	-	(45,819)	-	32,302
	3,750	(45,819)	15,828	47,302

INVESTING:
Purchase of property and equipment	(1,491)	-	(1,491)	(1,000)
Development costs	(34,581)	(29,194)	(132,636)	(45,135)
	(36,073)	(29,194)	(134,128)	(46,135)

Net change in cash	(142,133)	(166,670)	(226,552)	(68,343)

Cash – beginning of period	148,083	178,198	232,502	79,871

Cash – end of period	$ 5,950	$ 11,528	$ 5,950	$ 11,528

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

June 30, 2004 and 2003

Lingo Media Inc. (the "Company") develops, publishes, distributes and licenses book, audio/video cassettes, CD-based product and supplemental product for English language learning for the educational school and retail bookstore markets in China and educational school market in Canada.

1.

Significant accounting policies:

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles (GAAP) for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2003.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of June 30, 2004 and the results of operations and cash flows for the six months ended June 30, 2004 and 2003.

2.

Accounts receivable

The components of account receivables at the following dates are as follows:

	June 2004	December 2003

Trade Receivables	$ 706,464	$ 334,760
Grant Receivable	111,012	193,332

	$ 817,476	$ 528,092

3.

Capital stock:

	Common Shares
	Number	Amount

Balance, December 31, 2003:	23,544,607	$ 3,341,875
Stock Option exercised (i)	415,163	63,517
Less: share issue costs		(47,689)

Balance, June 30, 2004	23,959,770	$ 3,357,703

(i)

During March 2004, 100,000 and 50,000 stock options were exercised for $0.20 and $0.10 respectively, by a director of the Company.

4.

Stock options:

On June 30, 2004, the Company had 1,803,340 (June 30, 2003 – 2,298,340) outstanding options to purchase the common shares of the Company.

5.

Segment information:

The Company operates as an international business and has no distinct reportable business segments.

The Company develops, publishes, distributes and licenses book, audio/video cassettes, CD- based product and supplemental product for English language learning for the educational school and retail bookstore market in China and for educational school market in Canada.

The Company's revenue by geographic region based on the region in which the customer is located is as follows:

For the six months ended	June 2004	June 2003

Canada	$ 23,072	$ 16,152
China	480,168	476,972

	$ 503,240	$ 493,124

Substantially all of the Company’s identifiable assets as at June 30, 2004 and December 31, 2003 were located in Canada.

6.

Reconciliation of Canadian and United States generally accepted accounting principles (“GAAP”):

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the US.

The Following tables reconcile results as reported under Canadian GAAP with those that would have been reported under US GAAP.

Statements of Operations:

Loss for the Period	June 30, 2004	June 30, 2003

Loss for the period, based on Canadian GAAP	$ (89,514)	$ (182,993)
Development costs (a)	-	-
Amortization of development costs	67,676	67,667
Amortization of software development costs	20,697	20,697
Compensation expense (c)	-	(16,630)
Share issue costs (d)	(47,689)	-
Loss for the Period – US GAAP	$ (48,830)	$ (111,249)

The cumulative effect of these adjustments on the consolidated shareholders' equity of the Company is as follows:

Shareholders’ Equity	June 2004	December 2003

Shareholders’ equity based on Canadian GAAP	$ 1,561,996	$ 1,620,349
Development cost (a)	(530,221)	(581,794)
Software development costs (b)	(10,348)	(31,046)
Share issue costs (d)	(108,688)	-
Compensation expense (c)	(243,250)	(243,250)
Shareholders’ equity – US GAAP	$ 669,489	$ 764,259

Under US GAAP, the amounts shown on the consolidated balance sheets for development costs and software development costs would be $241,334 (December 2003: 124,698) and nil (December 2003:nil) for June 2004 respectively.

(a)

Development costs:

Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new businesses and established business and amortizes these costs on a straight-line basis over periods up to five years.  Under US GAAP, Incremental costs related to development and pre-operating plan of new business are expensed as incurred but the incremental costs incurred for established businesses are capitalized and amortized over on a straight line basis over periods up to five years.

(b)

Software development costs:

Under US GAAP, the software development costs would be expensed as incurred.

(c)

Options to consultants:

Starting January 1, 2002 under US and Canadian GAAP, the Company records compensation expense based on the fair value for stock or stock options granted in exchange for services from consultants. Before January 1, 2002, for the options issued and completely vested the Company did not recognize a compensation expense under Canadian GAAP but recorded a compensation expense under US GAAP for the options issued to consultants.   In respect to options issued before January 1, 2002 but vesting in year 2002 and thereafter, the Company records expense under US GAAP but recognized no expenses under Canadian GAAP.

(d)

Share issue costs:

The Company incurred costs in 2004 and prior years to file registration statement with Securities and Exchange Commission in order to interlist for trading in United States.  In accordance with US GAAP these costs are expensed as incurred but charged against share capital under Canadian GAAP. There is no effect on shareholder equity in 2004 as funds expended in 2004 have already been charged to shareholder equity.

Form 51 – 102 F1

Management Discussion and Analysis

Second Quarter Ended June 30, 2004

(Unaudited – Prepared by Management)

August 30, 2004

Notice to Reader

Management has compiled the unaudited financial statements of Lingo Media Inc. (“Lingo Media” or the “Company”) consisting of the Consolidated Interim Balance Sheet as at June 30, 2004 and the Statements of Deficit, Operations and Cash Flows for the six months ended June 30, 2004.  All amounts are stated in Canadian dollars.  An accounting firm has not reviewed or audited this interim financial information.

2004 Second Quarter and First Six Months Of 2004 Management Discussion and Analysis

Description of Business and Report Date

The following management discussion and analysis is prepared as of August 30, 2004 (the “Report Date”) and should be read in conjunction with the Consolidated Interim Financial Statements for the six months ended June 30, 2004 and the Company’s annual Consolidated Audited Financial Statements for the year ended December 31, 2003.  These documents can be found on SEDAR website www.sedar.com .

Lingo Media earns its revenues from two distinct markets, China and Canada. The Company develops, publishes, distributes and license book, audio/video cassettes, CD-based product and supplemental product for English language learning for the educational school and retail bookstore markets in China and school market in Canada.

The Company prepares its financial statements in Canadian dollars and in accordance with generally accepted accounting principles in Canada.

Overall Performance

During the second quarter of 2004, Lingo Media continued to focus on its core business and to seek new opportunities in China market. The Company invested $132, 636 in developing and expanding its current programs to secure and grow its ongoing revenue stream. In addition, the Company reduced its net loss from ($182,993) to ($89,514), an improvement of 51%.

Results of operations

Revenue and margin

Overall, the revenue for the first two quarters of 2004 was $503,240 as compared to $493,124 for the comparable period of 2003, a 2% increase.  The absolute increase in revenue was 10%, US$387,108 for the first six months of fiscal year 2004 as compared to US$352,231. However the decline in US dollar vis-à-vis the Canadian dollar resulted in a net increase in revenue of only 2% for the first two quarters of 2004 as compared to same period of 2003. For the three months ended June 2004 revenue increased by 12% to $300,205 from $268,492 for the same period last year. Along with the increase in revenue for the first two quarters of 2004, the gross margin percentage was maintained at 86% similar to the same period last year.

General and administrative

General and administrative costs consist of costs incurred at the corporate level including executive compensation, consulting fees, administration, marketing, professional fees, shareholders services and any foreign exchange losses or gains. For the three months ended June 2004 these expenses reduced to $166,616 from $200,970 for the same period last year, a decrease of 17%. These expenses were reduced to $300,359 during the first six months of 2004 as compared with $370,366 for the similar period in 2003, a 19% reduction. This decrease in expenses is due to strengthened Canadian dollar and continued cost rationalization measures implemented by the Company.

Interest and other financial expenses

Interest and other financial expenses include interest paid on long term or short term loans and all expenses related to receivable financing. For the first six months of fiscal year 2004, these expenses were reduced by 60% to $8,563 from $21,336. These expenses were $8,563 for the three months ended June 2004 as compared to $17,739 for the comparable period last year, a 52% reduction. This reduction is a result of Company’s continued efforts to reduce costs.

Amortization

Amortization includes amortization of property and equipment, development costs, acquired publishing content and software development costs. Amortization for the three months ended June 2004 was $71,638 as compared to $61,370 for the same period last year, an increase of $10,268. Amortization charge for the first six months of 2004 was reduced to $143,452 from $144,180 due to reduced cost base of assets.

Liquidity and Capital Resources

As of June 30, 2004, the Company had cash of $5,950 and accounts receivables of $729,542. The Company’s current assets amounted to $1,776,955 with current liabilities of $289,702 resulting in a working capital surplus of $646,440.

The Company believes that current cash on hand along with accounts receivable and recurring sales will satisfy working capital requirements for the next 12 months.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance finance arrangements.

Transactions with Related Parties

During the first six months of 2004, the Company had the following transactions with related parties made in the normal course of operations accounted for at an amount of consideration established and agreed to by the Company and shareholders.

Consulting fees of $60,000 (2003 - $60,000) were paid to a company controlled by a director of the Company in the normal course of business. At June 30, 2004, $5,350 (2003 - $5,350) is included in accounts payable. A success fee of $15,498 (2003 - nil) was paid to a company controlled by a director of the Company.

The shareholder loans were interest bearing at 12% (2002 - 12%) per annum. Interest expense related to shareholder loans for the first six months $nil (2003 - $7,715).

Proposed Transactions

The board of directors of the Company are not aware of any proposed transactions involving a proposed asset, business, acquisition or disposition which may have an effect on financial conditions, results of operations and cash flows.

2003 Annual Management Discussion and Analysis

Overall Performance

Lingo Media continued its plan in 2003 to focus on the China market to enhance its recurring royalty revenue stream. During 2003, the company increased its revenue from China by 29% in US dollar terms to $759,948 from $589,737. Unfortunately, because of the appreciation of the Canadian dollar this resulted in a small increase of 6% due to foreign exchange rate fluctuations from C$931,784 in 2002 to C$987,933 in 2003. Although, the total revenue reduced by 23% from the prior year, the Company maintained its gross margin and significantly increased gross margin percentage from 67% in 2002 to 83% in 2003. While recording an EBITA of $238,763 and a net loss of ($257,082), the Company improved its cash flow from operations to a positive $91,940 from $2,283.

During the year, the Company successfully inter-listed its common shares on NASDAQOTC:BB under the symbol LNGMF and Berlin Sock Exchange under the symbol LIM.BE. The trading liquidity provided by this exposure led to additional equity financing in the amount of $327,213 through the exercise of Class D warrants.

The Company improved its current ratio (current assets over current liabilities) from 2.7:1 to 4.65:1 and improved its days sales outstanding ratio from 150 days to 120 in 2003. The increase in cash resources was used to retire long-term debt and to allow for the investment of $114,385 for the development of new products and programs.

Selected Annual Information

	2003	2002	2001

Revenue	$ 1,017,817	$ 1,329,120	$ 333,691
Earnings before interest and amortization and taxation	238,763	410,685	(120,106)
Income (Loss) before extraordinary items	(113,831)	104,409	(253,832)
Net income (Loss)	(257,082)	67,875	(44,706)
Total Assets	1,797,594	1,930,766	1,883,377
Total Long Term Liabilities	-	-	54,480
Cash Dividend Declared	-	-	-
Cash flow from operations	91,940	2,238	(403,426)

Results of Operations

Revenue

Lingo Media earns its revenues from two distinct markets, China and Canada. Overall, the revenue for the fiscal year 2003 was $1,017,817 compared to $1,329,120 for 2002, a 23.42% decrease.

In China, Lingo Media develops, publishes, distributes and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school and retail bookstore market in China and earns recurring royalty revenues from its co-publishers and distributors. Royalty revenue in China is payable in US dollars. The absolute increase in revenue from China was 29%, US$759,948 in 2003 as compared to US$589,737. However the decline in US dollar via a via the Canadian dollar resulted in a net increase in revenue from China of only 6% in 2003 as compared to 2002.

In Canada the company sells its product directly into the educational market. The revenue in Canada decreased from $397,336 to $29,884. This reduction in revenue was primarily due to the lack of financing for schools for Early Literacy Learning materials from Ontario Ministry of Education.

Cost of sales and margin

Cost of sales includes all costs directly related to production and distribution of the products sold such as manufacturing costs, freight, author royalties and sales commissions. Cost of Sales for 2003 was $171,471 as compared to $444,275 for the same period last year.

The gross margin for fiscal year 2003 was $846,346 as compared to $884,845 for the same period last year. During 2003, the Company’s gross margins percentage increased to 83% as compared to 67% during 2002. The increase in the gross margin percentage resulted from the change in the revenue mix. Revenue in 2002 was earned mainly from finished product sales in Canada and royalty sales in China, compared to revenue for 2003, which was generated primarily from high margin recurring royalty sales in China.

General and administrative

General and administrative costs consist of costs incurred at the corporate level including executive compensation, consulting fees, administration, marketing, professional fees, shareholders services and any foreign exchange losses or gains. These expenses were $607,583 for the year-ended 2003, an increase of $133,423 over the same period for 2002 of $474,160. This increase is due to; additional employee compensation and consulting fees of $164,173, a foreign exchange loss of $47,738 sustained by the Company due to the decrease in US dollar as compared to Canadian dollars and a one time fees payment of $35,000 for listing on Berlin exchange as compared to last year.

Amortization

Amortization includes amortization of property and equipment, development costs, acquired publishing content and software development costs. Amortization charge for the year 2003 was consistent with the prior year.

Stock-based compensation

The amortization for the stock-based compensation was $25,708 for the year ended December 31, 2003 as compared to $4,792 for last year, an increase of $20,916. This increase is attributable to the increased number of stock options vested during the period that were issued to consultants.

EBITA

The Company reported an EBITA (earnings before interest, taxes and amortization) of $238,763 for the fiscal year 2003 as compared to $410,685 for last year, a 42.7% decrease due to decrease in revenue in Canada, foreign exchange losses and increased employee compensation and consulting fees.

Net (loss) income

The Company reported a loss before extraordinary items and taxes of $(113,831) for the year ended December 31, 2003 as compared to a income of $104,409 for last year. Income taxes for the year 2003 amounted to $143,251, compared to a gain on issue of shares of subsidiary and income taxes amounted to $101,588 and $138,122 respectively for last year. The Company reported no extra-ordinary items for 2003. The Company reported a net loss of $(257,082) for the fiscal year 2003 as compared to a net income of $67,875 after extra-ordinary items and income taxes for previous year.

Summary of Quarterly Results

	Q1-02	Q2-02	Q3-02	Q4-02	Q1-03	Q2-03	Q3-03	Q4-03

Revenue	419,166	378,296	234,860	296,798	224,632	268,492	217,376	307,317
Income (Loss) before extraordinary items	(53,970)	58,300	5,435	94,644	(65,777)	(47,336)	(24,422)	23,704
Net income (Loss)	396	4,521	12,190	50,768	(97,417)	(85,576)	(54,742)	(19,347)

Liquidity and Capital Resources

During 2003, the Company’s operating activates provided cash of $91,940 an increase of $89,702 as compared to cash provided by operating activities of $2,238 in last year.

As of December 31, 2003, the Company had cash of $232,502 and accounts receivables of $528,092. The Company’s current assets amounted to $823,685 with current liabilities of $177,245 resulting in a working capital surplus of $646,440.

The Company believes that current cash on hand along with accounts receivable and recurring sales will satisfy working capital requirements for the next 12 months and beyond.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

2004

44,156

2005

10,046

2006

  1,612

Transactions with Related Parties

During the year, the Company had the following transactions with related parties made in the normal course of operations accounted for at an amount of consideration established and agreed to by the Company and shareholders.

Consulting fees of $124,389 (2002 - $90,000) were paid to a company controlled by a director of the Company in the normal course of business. At December 31, 2003, $NIL (2002 - $16,050) is included in accounts payable. A success fee of $NIL (2002 - $18,500) was paid to a company controlled by a director of the Company.

The shareholder loans were interest bearing at 12% (2002 - 12%) per annum. Interest expense related to shareholder loans for 2003 was $15,665 (2002 - $11,786) and the loans were repaid in full.

Financial Instruments and Other Instruments

(a) Currency risk:

The Company is subject to currency risk through its activities outside of Canada. Unfavourable changes in the exchange rate may affect the operating results of the Company. The Company is also exposed to foreign exchange risk as a substantial amount of its revenue is denominated in U.S. dollars and Chinese Reminibi ("RMB").

The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk. There were no derivative instruments outstanding at December 31, 2003 and 2002.

(b) Financial Instruments:

The significant financial instruments of the company, their carrying values and the exposure to U.S. dollar denominated monetary assets and liabilities, as of December 31, 2003 are as follows:

	Total	US$	CAD$

Cash	232,502	53,676	69,779
Accounts Receivable	528,092	248,688	323,295
	760,594	302,364	393,074
Accounts payable and accrued liabilities	145,197	8,176	12,399

Net Exposure		294,188	380,675

US dollars are converted on the prevailing year-end exchange rates.

(c) Fair market values:

The carrying values of cash, accounts receivable, loan receivable, bank indebtedness, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity. The fair value of long-term debt is not significantly different from its carrying value based on rates for similar instruments currently available to the Company and its maturity terms.

(d) Concentration of risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, accounts receivable and loan receivable. Cash and short-term investments consist of deposits with major financial institutions. With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and typically does not require collateral from them. Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

The majority of the accounts receivable are secured through an insurance policy provided by Export Development Corporation. The loan receivable is secured by a personal guarantee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINGO MEDIA INC.

By: /s/ “Michael P. Kraft”___________

Michael P. Kraft

President and Chief Executive Officer

By: /s/ “Khurram R. Qureshi”________

Khurram R. Qureshi

Chief Financial Officer

January 13, 2005